FUTURE VISION II ACQUISITION CORP.

Xiandai Tongxin Building

201 Xin Jinqiao Road, Rm 302

Pudong New District, Shanghai, China

September 9, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Pearlyne Paulemon

Re:	Future Vision II Acquisition Corp. (CIK No. 2010653)
Registration Statement on Form S-1
File No. 333-280356
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Paulemon:

I hope this letter finds you well. Future Vision II Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-280356) (the “Registration Statement”), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. Eastern time on Wednesday, September 11, 2024, or as soon thereafter as possible, or at such other time as the Company or its outside counsel, Rimon, P.C., request by telephone that such Registration Statement be declared effective.

Please contact Debbie A. Klis of Rimon, P.C. on (202) 935-3390 with any questions you may have regarding this request. In addition, please notify Ms. Klis by telephone when this request for acceleration has been granted.

Sincerely yours,

By:	/s/ Xiaodong Wang
Mr. Xiaodong Wang
Chief Executive Officer

cc:	Rimon, P.C.
Debbie A. Klis, Esq.

Greenberg Traurig LLP
Jason Simon, Esq. Yangyang Jia, Esq.